

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Alan Curtis
Senior Vice President, Chief Financial Officer
Oceaneering International Inc.
11911 FM 529
Houston, Texas 77041

      Re: Oceaneering International Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 25, 2022
          File No. 001-10945

Dear Mr. Curtis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation